FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     July                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____X____

Form 40-F _________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

_________

No  ________X_______

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Cumberland Resources Ltd.__________

      (Registrant)

Date

July, 24 2003_______________

By /s/ "Kerry M. Curtis"______________

       Kerry M. Curtis, President & CEO

THE FOLLOWING NEWS RELEASE HAS BEEN EDITED TO CONFORM WITH THE REQUIREMENTS OF RULE 135(c) UNDER THE SECURITIES ACT OF 1933, FOR PURPOSES OF FURNISHING TO THE SECURITIES AND EXCHANGE COMMISSION UNDER COVER OF FORM 6-K.

THE SECURITIES REFERENCED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Listed on the Toronto Stock Exchange:CBD

News Release 03-16

July 15, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

$25 MILLION FINANCING ARRANGED

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") is pleased to announce that, subject to regulatory approval, the Company has entered into an agreement with a group of underwriters [INTENTIONALLY DELETED] (collectively, the "Underwriters") pursuant to which the Underwriters have agreed: (a) to purchase (with the right to substitute purchasers) from the Company 7,000,000 Units at a price of $3.10 per Unit on a bought deal basis (the "Underwritten Financing"); and (b) to sell on behalf of the Company on a best efforts guaranteed agency basis 1,000,000 Flow-Through Common Shares (with the obligation to purchase any Flow-Through Common Shares not otherwise sold) at a price of $3.30 per Flow-Through Common Share; for aggregate gross proceeds to the Company of  $25 million. The Underwriters will have the Option until the closing of the financing to increase the size of the Underwritten Financing by up to 3,000,000 Units for additional gross proceeds to the Company of up to $9.3 million. The financing is expected to close on July 29, 2003.

Each Unit will consist of one common share and one-half of one common share purchase warrant (a "Warrant"). Each whole Warrant will be exercisable to purchase one additional common share of the Company at a price of $3.75 per common share for a period of twelve months from the closing date provided that, in the event that the closing price of the Company's common shares equals or exceeds $4.25 during any twenty consecutive trading day period between the date that is four months following the closing and eight months following the closing, the Warrants will expire nine months after the closing date.

The Underwriters will receive a cash commission equal to 5.0% of the gross proceeds raised from the sale of the Units and Flow-Through Common Shares, including any Units issued pursuant to the exercise of the Option, together with broker warrants exercisable for a period of expire 12 months from the closing date to purchase such number of common shares of the Company as is equal to 5% of the aggregate number of Units and Flow-Through Common Shares sold at an exercise price of $3.10 per common share.

The net proceeds from the Underwritten Financing will be used to advance the Company's Meadowbank Gold Project and for general working capital purposes.  The gross proceeds of the Flow-Through Common Share financing will be used for the exploration of the Company's Meadowbank Gold Project and its other Canadian exploration projects.

[INTENTIONALLY DELETED]

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact: Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations.

Not for distribution to United States News Wire Services or for dissemination in the United States.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.